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August 18, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Arthur C. Sandel and Kayla Roberts

Re:	USAA Auto Owner Trust 2014-1
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 30, 2017
File No. 333-184646-01

On behalf of USAA Acceptance, LLC (the “Depositor”), I submit this letter in response to the letter (the “Comment Letter”) dated August 8, 2017 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, relating to the above referenced Form 10-K for Fiscal Year Ended December 31, 2016.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Exhibit 31

We note that the certification filed as Exhibit 31 includes the version of paragraph four that is to be used when the servicer signs the annual report on Form 10-K; however, it appears that the depositor signed the Form 10-K. Please amend your Form 10-K to provide a certification that includes the correct version of paragraph four. See footnote two to Item 601(b)(31)(ii) of Regulation S-K. Please also confirm that, in future filings for this and any other transaction for which you are the depositor, the certifications you file will conform to the specific form and content provided in Item 601(b)(31)(ii) of Regulation S-K.

We have amended the above-captioned Form 10-K in order to include the correct version of paragraph four that is to be used per footnote two to Item 601(b)(31)(ii) of Regulation S-K. We note that there are no asset-backed securities that were sold in the USAA Auto Owner Trust 2014-1 transaction outstanding and we have filed a Form 15 with respect to the transaction. We confirm that in future filings for any other transaction for which we are the depositor, the certifications we file will conform to the specific form and content provided in Item 601(b)(31)(ii) of Regulation S-K.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin, at (312) 701-7373. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart Litwin

Stuart Litwin

cc:	Michael Broker

[Signature Page to Response Letter]